UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Closing of the Sale and Issuance of Convertible Corporate Bonds

On December 28, 2022 (the “Closing Date”), MEDIROM Healthcare Technologies Inc. (the “Company”) closed its previously announced sale and issuance (the “Transaction”) of JPY500,000,000 aggregate principal amount of the Company’s convertible corporate bonds (the “Bonds”) due 2027, pursuant to that certain First Unsecured Convertible-Type Corporate Bonds with Share Options Purchase Agreement (the “Purchase Agreement”) dated December 9, 2022, entered into with Kufu Company Inc., a corporation organized under the laws of Japan, as bond holder and purchaser (the “Bond Holder”).

Upon closing of the Transaction (the “Closing”), the Bonds were issued to the Bond Holder under the Terms of First Unsecured Convertible-Type Corporate Bonds with Share Options Purchase Agreement of the Company (the “Indenture”) pursuant to the Companies Act of Japan.

The net proceeds from the sale of the Bonds are approximately JPY500,000,000. The Company intends to use the proceeds from the sale of the Bonds to continue developing MOTHER Bracelet®, analyze data obtained by MOTHER Bracelet®, and for other purposes to be agreed upon between the Company and the Bond Holder. The Company has not determined the amount of proceeds to be used specifically for the foregoing purposes.

In connection with the Transaction, the Company and the Bond Holder also entered into the previously announced Capital Alliance Agreement (the “Capital Alliance Agreement”), which became effective upon the Closing.

For additional information regarding the Transaction, the Purchase Agreement, the Indenture, and the Capital Alliance Agreement, see the Company’s report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 9, 2022.

The above description of each of the Purchase Agreement, the Indenture, and the Capital Alliance Agreement is a summary and does not purport to be complete. Copies of the Purchase Agreement, the Indenture, and the Capital Alliance Agreement are attached hereto as Exhibits 4.1, 4.2, and 10.1, respectively, and the above summaries are qualified in their entirety by reference to the terms of each of the Purchase Agreement, the Indenture, and the Capital Alliance Agreement set forth in such exhibits.

Issuance of Press Release

On December 29, 2022, the Company issued a press release announcing the Closing and effectiveness of the Capital Alliance Agreement.

A copy of the press release is being furnished as Exhibit 99.1 to this report on Form 6-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

The Bonds were issued and sold outside the United States in reliance upon the safe harbor provided by Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Bonds, the common shares, no par value (the “Common Shares”), of the Company, issuable upon the conversion of the Bonds, and any American Depositary Shares of the Company that may represent such Common Shares issuable upon the conversion of the Bonds have not been registered under the Securities Act, or any other securities laws, and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements.

EXHIBIT INDEX

Exhibit No.	Description
4.1*+	Purchase Agreement, dated December 9, 2022, by and between the Company and the Bond Holder [English Translation]
4.2+	Indenture, dated December 9, 2022 [English Translation]
10.1*+	Capital Alliance Agreement, dated December 9, 2022, by and between the Company and the Bond Holder [English Translation]
99.1	Press release of the Company, dated December 29, 2022

* Pursuant to Item 601(b)(10)(iv) of Regulation S-K promulgated under the Securities Act, certain information contained in this exhibit has been omitted because such information is not material and is the type of information that the Company treats as private or confidential.

+ Included as an exhibit to the Company’s report on Form 6-K filed with the SEC on December 9, 2022 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM HEALTHCARE TECHNOLOGIES INC.
Date: December 29, 2022

	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer